SECURITIES AND EXCHANGE COMMISSION

Release No. IC- 34317; File No. 812-15194

iCapital KKR Private Markets Fund, et al.

June 24, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDC") and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: iCapital KKR Private Markets Fund (formerly known as Altegris KKR Commitments Master Fund) (the "Company"); iCapital Registered Fund Adviser LLC ("iCapital RF Adviser"); StepStone Group LP ("StepStone Group"); StepStone Group Real Estate LP, StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro (GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone FSS (GP), LLC (collectively, with StepStone Group, the "Existing StepStone Affiliated Advisers"); and

StepStone Pioneer Capital I, L.P., StepStone Pioneer Capital Buyout Fund I, L.P., StepStone Mezzanine Partners I-A L.P., StepStone Private Equity Partners II L.P., StepStone Masters III L.P., StepStone Pioneer Capital Buyout Fund II, L.P., StepStone Pioneer Capital II, L.P., T.F. Capital Investors II L.P., StepStone PA Tap Fund I, LP, StepStone-Syn Investments, L.L.L.P., StepStone Pioneer Opportunities Fund, L.P., StepStone Pioneer Opportunities Fund II, L.P., StepStone Private Equity Partners III L.P., Latin America Opportunities (Delaware) L.P., StepStone Pioneer Capital III, L.P., Europe Enterprise III Onshore L.P., Asia Enterprise II Onshore LLC, StepStone Private Equity Partners L.P., StepStone Masters IV L.P., StepStone Capital Partners IV, L.P., StepStone XL Opportunities Fund II-B, L.P., Terrace Investment Holdings SMF, LLC, Sunstone PE Opportunities Fund, LLC, StepStone AP Opportunities Fund, L.P., Capitol Private Opportunities III LP, Capitol Private Opportunities III (Parallel) LP, StepStone Secondary Opportunities Fund IV, L.P., StepStone Private Equity Partners Offshore L.P., Asia Enterprise II Offshore L.P., StepStone Mezzanine Partners (Offshore) I-A L.P., StepStone International Investors II-G, L.P., StepStone International Investors II, L.P., StepStone Masters III Offshore L.P., MBKP North Asian Opportunities Partners Offshore L.P., T.F. Capital Investors II Offshore L.P., StepStone International Investors III, L.P., Latin America Opportunities L.P., Europe Enterprise III Offshore L.P., StepStone NPS PE Fund, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings SCSP, Pegasus Multi-Strategy Series (A) LP, StepStone Tactical Growth Fund II Offshore Holdings, L.P., StepStone Capital Partners IV Europe Holdings SCSP, StepStone JP Opportunities Fund IA, L.P., StepStone KF Private Equity Fund II, L.P., StepStone BVK Opportunities Fund SCSP, StepStone Secondary Opportunities Fund IV Offshore Holdings, L.P., SIMA Private Equity 6 GMBH & Co. KG, 2006 Co-Investment Portfolio, L.P., 2007 Co-Investment Portfolio, L.P., 2008 Co-Investment Portfolio, L.P., Capitol Private Opportunities II

(Parallel) LP, Capitol Private Opportunities II LP, Capital Private Opportunities LP, CGR/PE, LLC, Europe Enterprise II Offshore, L.P., Europe Enterprise III Offshore, L.P., Lexington C/RE, LLC, Masters IV Cayman Holdings, L.P., Mezzanine Co-Investment Portfolio, L.P., NYSCRF Pioneer Opportunities Fund A, L.P., NYSCRF Pioneer Partnership Fund B, L.P., Silverstone I, LLC, Silverstone II, LLC - Series A, Silverstone II, LLC - Series B, Silverstone II, LLC - Series C, Silverstone II, LLC - Series D, Silverstone II, LLC - Series E, Silverstone II, LLC - Series F, Silverstone II, LLC - Series G, Silverstone II, LLC - Series H, Silverstone II, LLC - Series I, Silverstone II, LLC - Series J, Silverstone II, LLC - Series K (Class 1), Silverstone II, LLC - Series K (Class 2), Silverstone III, L.P., StepStone A Opportunities Fund, L.P., StepStone Aegon Opportunities Fund, LP. - Series A, StepStone Aegon Opportunities Fund, LP. - Series B, StepStone AMP Opportunities Fund, L.P., StepStone AMP Opportunities Fund, L.P. - Series A, StepStone Atlantic Fund, L.P. - Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. - Private Equity Series 1 2009, StepStone Atlantic Fund, L.P. - Private Equity Series 2 2012, StepStone Atlantic Fund, L.P. - Private Markets Series 1 2014, StepStone Atlas Opportunities Fund II, L.P., StepStone Atlas Opportunities Fund LP, StepStone AZ China and Asia Opportunities Fund, L.P., StepStone AZ Secondary Opportunities Fund, L.P., StepStone Capital Partners II Cayman Holdings, L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone Capital Partners III, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone CC Opportunities Fund, LLC, StepStone CGC Opportunities I, L.P., StepStone Endurance L.P., StepStone European Fund SCS, SICAV-FIS - StepStone Capital Partners III Compartment, StepStone European Fund SCS, SICAV-FIS - StepStone Real Estate Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone FSS Opportunities Fund, L.P., StepStone H Opportunities Fund, L.P., StepStone International Investors IV (Delaware), L.P.,

StepStone International Investors IV (Guernsey), L.P., StepStone JP Opportunities Fund II, L.P., StepStone JP Opportunities Fund, L.P., StepStone K Real Estate Co-Investment Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone K Strategic Opportunities Fund III, L.P., StepStone K Strategic Opportunities Fund, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Masters V Cayman Holdings, L.P., StepStone Masters V LP, StepStone Mexico I Co-Investment Opportunities Fund, L.P., StepStone Mexico I SPC, StepStone NL Opportunities Fund II, L.P., StepStone NL Opportunities Fund, L.P., StepStone NPS PE Fund, L.P. - Tranche B, StepStone OH Secondary Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P., StepStone Phoenix Opportunities Fund, L.P., StepStone PIFSS Real Estate Co-Investment Fund, L.P., StepStone Pioneer Capital Europe II, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund I, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund IB, L.P. Incorporated, StepStone PPL Secondary Opportunities Fund, L.P., StepStone Private Access Partnership, L.P., StepStone Private Equity Partners III Cayman Holdings, L.P., StepStone Private Equity Partners Offshore II L.P., StepStone Private Equity Portfolio L.P., StepStone Real Estate Partners III Cayman, LP, StepStone Real Estate Partners III I Opportunities Fund, L.P., StepStone Real Estate Partners III Offshore, L.P., StepStone Real Estate Partners III TE, L.P., StepStone Real Estate Partners III, L.P., StepStone Real Estate Partners IV Parallel, L.P., StepStone Real Estate Partners IV, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III, L.P., StepStone Secondary Opportunities Fund, L.P., StepStone SEDCO European Opportunities Fund, L.P., StepStone SEDCO U.S. Opportunities Fund, L.P., StepStone Tactical Growth Fund II, L.P., StepStone Tactical Growth Fund Offshore Holdings, L.P., StepStone Tactical Growth Fund, L.P.,

StepStone UWF Secondary Opportunities Fund, L.P. - Series A, StepStone UWF Secondary Opportunities Fund, L.P. - Series B, StepStone XL Opportunities Fund II-A, L.P., StepStone XL Opportunities Fund, L.P., Terrace Investment Holdings, LLC, StepStone R Co-Investment Partnership, L.P., StepStone C Strategic Core Infrastructure Partnership, L.P., Sunsira Infrastructure Fund, LLC, StepStone G Infrastructure Opportunities, L.P., StepStone Scorpio Infrastructure Opportunities Fund, L.P., StepStone KF Infrastructure Fund II, L.P., StepStone K Infrastructure Opportunities Fund, L.P., UK Canadian Hydro Holdco A Limited, StepStone KF Infrastructure Fund, L.P., StepStone NLGI Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund, L.P., Real Estate International Partnership Fund I, L.P., SRE Curator-TS, LP, SRE Maple Direct Investco, LP, SRE Maple REIT Investco, LP, Real Estate Domestic Partnership Fund I, L.P., Real Estate Global Partnership Fund II, L.P., SRE Care - Investco, L.P., SRE Colt Devco - Investco, L.P., SRE Colt OPCO - Investco, L.P., SRE Curator - Investco, L.P., SRE Encore - Investco, L.P., SRE Freyja - Investco, L.P., SRE Hasso - Investco, L.P., SRE Magnesia - Investco, L.P., SRE Panther - Investco, L.P., and SRE Preservation - Investco, L.P., SRE Ripple - Investco LP, SRE Stern Debt - Investco, L.P., SRE Stern Equity - Investco, L.P., SREP III COLT OPCO REIT, LLC, SREP III Flight - Investco, L.P., Sunstone Real Estate, L.P., Bridge Village Limited, StepStone E Opportunities Fund, L.P., StepStone E Offshore Opportunities Fund, L.P., StepStone M Opportunities Fund, L.P., StepStone LMM Opportunities Fund I, L.P. - Series A, StepStone LMM Opportunities Fund I, L.P. - Series B, Multibrand SICAV-SIF - Valida Private Equity Fund, Heathrow Forest Asia Opportunities Fund, L.P., StepStone NPS PE Fund II, L.P., LCIV Infrastructure Fund, StepStone B Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund II, L.P., Swiss Capital FPT Private Debt Fund L.P., Swiss Capital GPIM Private Debt Fund L.P., Swiss Capital HPS Private Debt Fund L.P., SC ACM Private Debt Fund L.P., SC

Co-Investments Private Debt Fund L.P., SC NXT Capital Private Debt Fund L.P., SC ACA Private Debt Fund L.P., Swiss Capital HYS Private Debt Fund L.P., Swiss Capital KKR Private Debt Fund L.P., Swiss Capital Capitala Private Debt Fund L.P., SC BTC Private Debt Fund L.P., Swiss Capital KA Private Debt Fund L.P., Swiss Capital TLCP Private Debt Fund L.P., Swiss Capital DCM Private Debt Fund L.P., Swiss Capital PD (Offshore) Funds SPC, SC FPT Private Debt Offshore SP, SC NXT Capital Private Debt Offshore SP, SC ACA Private Debt Offshore SP, Swiss Capital CAPITALA Private Debt Offshore SP, Swiss Capital BTC Private Debt Offshore SP, Swiss Capital Co-Investments Private Debt Offshore SP, Swiss Capital HYS Private Debt Offshore SP, Swiss Capital ASP Private Debt Offshore SP, SC ACM Private Debt Offshore SP, Swiss Capital KA Private Debt Offshore SP, StepStone Private Debt Secondary Funds SPC, SC DCM Secondary SP, Swiss Capital Alternative Strategies Funds SPC, SC Alternative Strategy 1 SP, SC Alternative Strategy 2 SP, SC Alternative Strategy 3 SP, SC Alternative Strategy 4 SP, SC Alternative Strategy 5 SP, SC Alternative Strategy 6 SP, SC Alternative Strategy 7 SP, SC Alternative Strategy 8 SP, SC Alternative Strategy 9 SP, SC Alternative Strategy 10 SP, SC Alternative Strategy 11 SP, SC Alternative Strategy 12 SP, SC Alternative Strategy 13 SP, SC Alternative Strategy 14 SP, StepStone ADF Opportunities Fund L.P., SC CWMAA Senior Corporate Lending L.P., Senior Corporate Lending Enhanced I Fund L.P., SCL XL I Fund L.P., SSG NLGI Private Debt Funds SPC, SSG NLGI European Direct Lending SP, SSG ME Private Debt Fund LP, Swiss Capital BG OL Private Debt Fund LP, Swiss Capital Alternative Strategies Funds II SPC, SC Alternative Strategy A SP, StepStone Real Estate Partners IV Europe SCS, StepStone Secondary Opportunities Fund IV Europe Holdings SCSp, Swiss Capital PRO Loan V plc, Swiss Capital PRO Loan VII plc, Swiss Capital Private Markets Funds, LG Income Fund, SC LV Private Debt Fund, Swiss Capital Private Markets II Funds, AGON Fund, Senior Corporate Lending Fund I, EuroPrima Fund, CWPS

Global Infrastructure Fund, Senior Corporate Lending Europe Fund, Swiss Capital Credit Strategies ICAV, LG Direct Lending Platform Fund, SC LV Private Debt Platform Fund, Swiss Capital Credit Strategies II ICAV, 3SC PRIDE Fund, SSG Valluga Fund, Swiss Capital PRO Colours Funds plc, SC New Targets Funds, SC Target D Fund, SC Target O Fund, Oceanic Global Investment Funds plc, Pacific Ocean Fund, Swiss Capital Non-Traditional Funds, Swiss Capital PRO Non-Traditional Funds, Swiss Capital PRO Matrix Fund, Swiss Capital PRO Disintermediation I Fund, Swiss Capital PRO Unicum Fund, Swiss Capital PRO SST Fund, SC Private Debt Fund III L.P., Swiss Capital European Private Debt Funds I (SICAV) SCSp, ACM European Private Debt Fund, BLK European Private Debt Fund, TKH European Private Debt Fund, Co-Investment European Private Debt Fund, Apera European Private Debt Fund, CVC CP SSG European Private Debt Fund, TEREF LUX I, HCM European Private Debt Fund, Bridgepoint European Private Debt Fund, StepStone Trade Finance ICAV, StepStone Trade Finance Fund, Swiss Capital Credit Strategies III ICAV, PR Private Debt Fund, Swiss Capital Private Markets III, PR Private Debt Platform Fund, SSG Credit Strategies IV ICAV, SSG GEN Credit Fund I, SSG Credit Strategies V ICAV, and SSG GEN Credit Fund II (collectively, the "Existing Affiliated Investors").

Filing Dates: The application was filed on January 22, 2020 and amended on May 13, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 14, 2021, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Stephen Jacobs at sjacobs@icapitalnetwork.com and Richard Horowitz at richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company was organized under Delaware law as a statutory trust for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. The Company is a registered investment company under the Act. The Company's Objectives and Strategies[1] are to seek long-term capital appreciation and the Company intends to allocate at least 80% of its assets to private equity-type investments sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. ("Kohlberg Kravis Roberts") or an affiliate of Kohlberg Kravis Roberts (collectively with its affiliates, "KKR"), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies and co-

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[1]   "Objectives and Strategies" means a Regulated Entity's (as defined below) investment objectives and strategies, as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

investment opportunities in operating companies presented by such KKR investment funds. The Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity. The Company has a five member board of trustees ("Board"),[2] which currently includes four persons who are not "interested persons" of the Company within the meaning of section 2(a)(19) of the Act.

2.   The Company and certain of its affiliates have previously participated in a co-investment program in connection with an exemptive order issued by the Commission on October 17, 2016 (the "Prior Order")[3] granting substantially the same relief as is sought in the application. On January 29, 2021, iCapital RF Adviser became the investment adviser to the Company, at which time none of the Applicants were permitted to continue to rely on the Prior Order.[4] iCapital RF Adviser was formed under Delaware law as a limited liability company on August 18, 2020, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

3.   StepStone Group is a Delaware limited partnership and is registered with the Commission as an investment adviser under the Advisers Act. StepStone Group serves as the sub-adviser to the Company.

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[2]   The term "Board" refers to the board of trustees of the Company and the board of directors or trustees of any other Regulated Entity, as the context may require.

[3]   *Altegris KKR Commitments Master Fund, et al.*, Investment Company Act Release No. 32265 (September 19, 2016) (notice) and 32319 (October 17, 2016) (order).

[4]   In reliance on the Commission staff no-action letter issued to *Innovator Capital Management, LLC, et al.* (pub. avail. October 6, 2017) and oral discussions with the Commission staff, the Applicants intend to rely on the Prior Order as if the Prior Order extended to iCapital RF Adviser until the earlier of the receipt of the Order or 150 days from January 29, 2021. During such time, iCapital RF Adviser will comply with the terms and conditions in the Prior Order imposed on the Company's previous investment adviser as though such terms and conditions were imposed directly on iCapital RF Adviser. When and if the Order is granted by the Commission, the Applicants would then rely on the Order, with the result that no person will continue to rely on the Prior Order.

4.   Each Existing Affiliated Investor is a privately-offered fund that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. An Existing StepStone Affiliated Adviser serves as the investment adviser to each Existing Affiliated Investor. Each Existing StepStone Affiliated Adviser either directly or indirectly controls, is controlled by, or is under common control with StepStone Group, and is registered as an investment adviser under the Advisers Act.

5.   Applicants seek an order ("Order") to permit one or more Regulated Entities[5] and/or one or more Affiliated Investors[6] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) and the rules under the Act. For purposes of the application, "Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with

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[5]   "Regulated Entity" means the Company and any Future Regulated Entity. "Future Regulated Entity" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an iCapital Advisor and (c) whose investment sub-adviser is a StepStone Affiliated Adviser. "iCapital Adviser" means iCapital RF Adviser, or any future investment adviser that (i) controls, is controlled by or is under common control with iCapital RF Adviser, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. "StepStone Affiliated Adviser" means any Existing StepStone Affiliated Adviser or any future investment adviser that (i) controls, is controlled by or is under common control with StepStone Group, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[6]   "Affiliated Investors" means the Existing Affiliated Investors and any Future Affiliated Investor. "Future Affiliated Investor" means an entity (a) whose investment adviser is a StepStone Affiliated Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act and (c) that intends to participate in the Co-Investment Program.

one or more Affiliated Investors and/or one or more other Regulated Entities without obtaining and

relying on the Order.[7] The term "Advisor" means any iCapital Adviser or any StepStone Affiliated

Adviser.

6.   Applicants state that a Regulated Entity may, from time to time, form a Wholly-

Owned Investment Subsidiary.[8] Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any Affiliated Investor because it would be a company controlled by

its parent Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that

each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment

Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment

Subsidiary's participation in any such transaction be treated, for purposes of the requested Order, as

though the parent Regulated Entity were participating directly. Applicants represent that this

treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other

than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts

of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.

The Regulated Entity's Board would make all relevant determinations under the conditions with

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[7]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[8]   The term "Wholly-Owned Investment Subsidiary" means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the "SBA Act"), as a small business investment company (an "SBIC"), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the Regulated Entity's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies that are either substantially the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

7.   It is anticipated that the StepStone Affiliated Advisers will periodically determine that certain investments a StepStone Affiliated Adviser recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors as Potential Co-Investment Transactions. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities. For each such investment opportunity, the Advisors to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity's Objectives and Strategies.

8.   Applicants state that iCapital RF Adviser serves as the Company's investment adviser and either it or another iCapital Adviser will serve in the same capacity to any Future Regulated Entity, and that StepStone Group serves as the Company's sub-adviser and either it or another StepStone Affiliated Adviser will serve in the same capacity to any Future Regulated Entity. Applicants represent that although a StepStone Affiliated Adviser will identify and recommend investments[9] for each Regulated Entity, prior to any investment by the Regulated Entity, the StepStone Affiliated Advisers will present each proposed investment to the relevant

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[9]   Applicants represent that the iCapital Advisers will not source any Potential Co-Investment Transactions under the requested Order.

iCapital Adviser which has the authority to approve or reject all investments proposed for the Regulated Entity by a StepStone Affiliated Adviser.

9.   Applicants state that StepStone Group has an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity. Applicants represent that each StepStone Affiliated Adviser has developed a robust allocation process as part of its overall compliance policies and procedures. Applicants state that, in the case of a Potential Co-Investment Transaction, the applicable StepStone Affiliated Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).

10.   Applicants state that, once the applicable StepStone Affiliated Adviser determined a proposed allocation for a Regulated Entity, such StepStone Affiliated Adviser would notify the applicable iCapital Adviser of the Potential Co-Investment Transaction and the StepStone Affiliated Adviser's recommended allocation for such Regulated Entity. Applicants further state that the applicable iCapital Adviser would review the StepStone Affiliated Adviser's recommendation for the Regulated Entity and would have the ability to ask questions of the StepStone Affiliated Adviser and request additional information from the StepStone Affiliated Adviser. Applicants further submit that if the applicable iCapital Adviser approved the investment for the Regulated Entity, the investment and all relevant allocation information would then be presented to the Regulated Entity's Board for its approval in accordance with the conditions to the application. Applicants state that they believe the investment process that will unfold between the StepStone Affiliated Adviser and iCapital Advisers, prior to seeking approval from the Regulated Entity's Board (which is in addition to, rather than in lieu of, the procedures required under the conditions of the application), is

significant and provides for additional procedures and processes to ensure that the Regulated Entity

is being treated fairly in respect of Potential Co-Investment Transactions.

11.   If the Advisors to a Regulated Entity determine that a Potential Co-Investment

Transaction is appropriate for the Regulated Entity (and the applicable iCapital Adviser approves

the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or

more Affiliated Investors may also participate, the Advisors will present the investment opportunity

to the Eligible Trustees[10] of the Regulated Entity prior to the actual investment by the Regulated

Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon

approval by a required majority of the Eligible Trustees of such Regulated Entity within the

meaning of section 57(o) of the Act ("Required Majority").[11]

12.   With respect to the pro rata dispositions and follow-on investments provided in

conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on

investment without obtaining prior approval of the Required Majority if, among other things: (i) the

proposed participation of each Regulated Entity and Affiliated Investor in such disposition is

proportionate to its outstanding investments in the issuer immediately preceding the disposition or

follow-on investment, as the case may be; and (ii) each Regulated Entity's Board has approved that

Regulated Entity's participation in pro rata dispositions and follow-on investments as being in the

best interests of the Regulated Entity. If the Board does not so approve, any such disposition or

follow-on investment will be submitted to the Regulated Entity's Eligible Trustees. The Board of

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[10]   "Eligible Trustees" means the trustees or directors of a Regulated Entity that are eligible to vote under section 57(o) of the Act.

[11]   In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to section 57(o). As defined in section 57(o), "required majority" means "both a majority of a business development company's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company."

any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata

dispositions and follow-on investments with the result that all dispositions and/or follow-on

investments must be submitted to the Eligible Trustees.

13.   No Independent Trustee[12] of a Regulated Entity will have a financial interest in any

Co-Investment Transaction.

14.   Applicants state that if an Adviser, its principals, or any person controlling,

controlled by, or under common control with the Adviser or its principals, and any Affiliated

Investors (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding

voting shares of a Regulated Entity, then the Holders will vote such shares as required under

Condition 15.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a

registered investment company and an affiliated person in any "joint enterprise or other joint

arrangement or profit-sharing plan," as defined in the rule, without prior approval by the

Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Entities that are registered closed-end investment companies. Similarly,

with regard to BDCs, section 57(a)(4) of the Act makes it unlawful for any person who is related to

a BDC in a manner described in section 57(b), acting as principal, knowingly to effect any

transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and

several participant with that person in contravention of rules as prescribed by the Commission.

Because the Commission has not adopted any rules expressly under section 57(a)(4),

section 57(i) provides that the rules under section 17(d) applicable to registered closed-end

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12   The term "Independent Trustees" refers to the trustees or directors of any Regulated Entity that are
not "interested persons" of the Regulated Entity within the meaning of section 2(a)(19) of the Act.

investment companies (*e.g.*, rule 17d-1) are, in the interim, deemed to apply to transactions subject to section 57(a). Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), as modified by rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.   In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that the Regulated Entities, by virtue of each having an iCapital Adviser, may be deemed to be under common control, and thus affiliated persons of each other under section 2(a)(3)(C) of the Act. Section 17(d) and section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, a StepStone Affiliated Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by sections 17(d) and 57(b) and therefore prohibited by sections 17(d) and 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. Applicants further submit that, because the StepStone Affiliated Advisers are "affiliated persons" of other StepStone Affiliated Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a

manner described by sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

4. Applicants state that they expect that that co-investment in portfolio investments by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity.

5. Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in the application, will ensure that each Regulated Entity will be treated fairly. Applicants state that each Regulated Entity's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants further state that the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including iCapital Advisers or the StepStone Affiliated Advisers.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1. Each time a StepStone Affiliated Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity's then-current Objectives and Strategies, the Advisors to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2.	a.	If the Advisors to a Regulated Entity deem participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisors will then determine an appropriate level of investment for such Regulated Entity.

b.	If the aggregate amount recommended by the Advisors to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant's Available Capital[13] for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Advisors to each participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party's Available Capital to assist the Eligible Trustees with their review of the Regulated Entity's investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a) above, the Advisors to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or

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[13]	"Available Capital" means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

an Affiliated Investor only if, prior to the Regulated Entities' and the Affiliated Investors' participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Entity's shareholders; and

(B)   the Regulated Entity's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if any other Regulated Entity or any Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)   the Advisors to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may each, in turn, share its portion with its affiliated persons) and any participating Regulated Entity in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit the Advisors, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) and section 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Advisors will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the

Regulated Entity's then-current Objectives and Strategies that were not made available to the

Regulated Entity, and an explanation of why the investment opportunities were not offered to the

Regulated Entity. All information presented to the Board pursuant to this condition will be kept for

the life of the Regulated Entity and at least two years thereafter, and will be subject to examination

by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8,[14] a

Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated

Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated

Investor is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction

unless the terms, conditions, price, class of securities to be purchased, settlement date, and

registration rights will be the same for each participating Regulated Entity and Affiliated Investor.

The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity

itself, of the right to nominate a director for election to a portfolio company's board of directors, the

right to have an observer on the board of directors or similar rights to participate in the governance

or management of the portfolio company will not be interpreted so as to violate this condition 6, if

conditions 2(c)(iii)(A), (B) and (C) are met.

7.   a.   If any Regulated Entity or Affiliated Investor elects to sell, exchange or

otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities

and/or Affiliated Investors in a Co-Investment Transaction, the Advisors will:

      (i)   notify each Regulated Entity that participated in the Co-Investment

Transaction of the proposed disposition at the earliest practical time; and

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[14]   This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(ii)   formulate a recommendation as to participation by each Regulated

Entity in the disposition.

b.   Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity's Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Regulated Entity's Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisors will provide their written recommendation as to the Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

d.   Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.   a.   If any Regulated Entity or Affiliated Investor desires to make a "follow-on investment" (i.e., an additional investment in the same entity, including through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Advisors will:

(i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

b.   A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Regulated Entity's Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Advisors will provide their written recommendation as to such Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity's best interests.

c.   If, with respect to any follow-on investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Entity is not based on the Regulated Entities' and the Affiliated Investors' outstanding investments immediately preceding the follow-on investment; and

(ii)   the aggregate amount recommended by the Advisors to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the Follow-On Investment opportunity will be allocated among them pro rata based on each participant's Available

Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.   The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the application.

9.   The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Affiliated Investor.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) shall, to the extent

not payable by the Advisors under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers' fees contemplated by section 17(e) or section 57(k) of the Act, as applicable)[15] received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the Advisors nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisors, investment advisory fees paid in accordance with the Regulated Entities' and the Affiliated Investors' investment advisory agreements).

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[15]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

14.   The Advisors to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisors to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.   If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares in the same percentages as the Regulated Entity's other shareholders (not including the Holders) when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

16.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                        J. Matthew DeLesDernier
                                        Assistant Secretary